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                              June 2, 2022

       Kevin Krieger
       Secretary
       FTAI Infrastructure LLC
       c/o Fortress Investment Group LLC
       1345 Avenue of the Americas, 45th Floor
       New York, NY 10105

                                                        Re: FTAI Infrastructure
LLC
                                                            Amendment No. 1 to
Form 10
                                                            Filed May 24, 2022
                                                            File No. 001-41370

       Dear Mr. Krieger:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10 filed May 24, 2022

       Unaudited Pro Forma Combined Consolidated Financial Information, page 59

   1. We note your response to prior comment 4. Please tell us and consider disclosing how you arrived at the $10
per share price for your common stock in Note 2(d) on page 66.
                                                        Also, please tell us if
you performed any valuations of the spin-off in relation to the $300 million preferred
equity raise and how that relates to the $10 per share value used for your common stock.
 Kevin Krieger
FirstName  LastNameKevin
FTAI Infrastructure LLC Krieger
Comapany
June 2, 2022NameFTAI Infrastructure LLC
June 2,
Page 2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at
(202) 551- 3307
if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Blair T. Thetford